Exhibit 11

Statements Re: Computation Of Per Share Earnings

	Three months ended September 30,		Nine months ended September 30,
(Dollars in millions except share data)	2010	2009	2010	2009
Numerator:
Net income —basic and diluted	$156	$171	$251	$187

Denominator:
Weighted-average common shares outstanding	162,668,815	162,627,624	162,788,805	162,556,962
Effect of stock based awards	506,867	273,772	462,823	237,805
Adjusted weighted-average shares	163,175,682	162,901,396	163,251,628	162,794,767

Earnings per share:
Basic	$0.95	$1.05	$1.54	$1.15
Diluted	0.95	1.05	1.53	1.15

Number of anti-dilutive stock based awards	9,586,532	9,913,628	9,662,270	9,913,628
Exercise price of anti-dilutive stock based awards	$26.58-45.26	$25.08-45.26	$26.58-45.26	$25.08-45.26

Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three- and nine-month periods ended September 30, 2010 and 2009, since inclusion of these awards would have anti-dilutive effects.